M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Financial Statements and Supplementary Information
Pursuant to SEC Rule 17a-5

December 31, 2025 and 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

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SEC FILE NUMBER
8-67206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M Financial Securities Marketing, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1125 NW Couch Street, Suite 900
(No. and Street)

Portland	OR	97209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Maria Rogers	503-414-7260	maria.rogers@mfin.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

October 22, 2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Ludwig, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M Holdings Securities, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

REGINA M. SIMS
My Notary ID # 128399883
Expires June 27, 2026

Regina M. Sims

Notary Public

Signature: [signature]

Title:
Chief Complance Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

December 31, 2025 and 2024

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Audit Committee and Board of Directors of M Financial Securities Marketing, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of M Financial Securities Marketing, Inc. (the "Company") as of December 31, 2025 and 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission (collectively, the "supplementary information"), has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2015.

Minneapolis, Minnesota
February 27, 2026

M FINANCIAL SECURITIES MARKETING, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Financial Condition

December 31, 2025 and December 31, 2024

Assets		**2025**		**2024**
Cash and cash equivalents	$	8,442,540	$	8,278,807
Intermediary fee receivables		1,347,732		636,500
Deferred income tax assets (note 4)		46,730		25,759
Prepaid expenses and other assets		43,751		17,338
Total assets	$	9,880,753	$	8,958,404
Liabilities and Stockholder's Equity				
Payable to Parent for income taxes (note 4)	$	1,557,325	$	3,118,958
Payable to Parent (note 3)		1,375,670		1,237,522
Other liabilities		146,553		894
Total liabilities		3,079,548		4,357,374
Stockholder's equity:				
Common stock (no par value, 1,000 shares authorized, 100 shares issued and outstanding)		1,000		1,000
Additional paid-in capital		279,148		279,148
Retained earnings		6,521,057		4,320,882
Total stockholder's equity		6,801,205		4,601,030
Total liabilities and stockholder's equity	$	9,880,753	$	8,958,404

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Operations

Years ended December 31, 2025 and December 31, 2024

		2025		2024
Revenues:				
Intermediary fee income	$	27,914,811	$	24,165,746
Investment income		238,856		250,944
Other income		94,760		75,825
Total revenues		28,248,427		24,492,515
Expenses:				
Employee compensation and benefits		6,606,048		6,010,093
Office		2,085,501		1,782,647
Meetings		1,984,691		1,901,697
Outside professional services		553,368		591,514
General and administrative		520,009		459,518
Other		435,754		438,032
Total expenses		12,185,371		11,183,501
Income before income taxes		16,063,056		13,309,014
Provision for income taxes (note 4)		4,415,894		4,014,686
Net income	$	11,647,162	$	9,294,328

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)
Statements of Changes in Stockholder's Equity
Years ended December 31, 2025 and 2024

	Common stock		Additional paid-in capital	Retained Earnings	Totals
	Shares	Amount			
Balances as of January 1, 2024	100	$ 1,000	$ 279,148	$ 5,442,531	$ 5,722,679
Net income	—	—	—	9,294,328	9,294,328
Dividends to Parent	—	—	—	(10,415,977)	(10,415,977)
Capital contributions from Parent	—	—	1,057,023	—	1,057,023
Return of contributed capital	—	—	(1,057,023)	—	(1,057,023)
Balances as of December 31, 2024	100	1,000	279,148	4,320,882	4,601,030
Net income	—	—	—	11,647,162	11,647,162
Dividends to Parent	—	—	—	(9,446,987)	(9,446,987)
Capital contributions from Parent	—	—	2,721,453	—	2,721,453
Return of contributed capital	—	—	(2,721,453)	—	(2,721,453)
Balances as of December 31, 2025	100	$ 1,000	$ 279,148	$ 6,521,057	$ 6,801,205

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Cash Flows

December 31, 2025 and 2024

	2025	2024
Cash flows from operating activities:		
Net income	$ 11,647,162	$ 9,294,328
Adjustments to reconcile net income to net cash provided by operating activities:		
Capital contributions from Parent for:		
Provision for income taxes related to		
Member Firm Compensation Plan expense	1,895,855	-
Additional provision for income taxes on a stand-alone basis	825,598	1,057,023
Changes in operating assets and liabilities:		
Intermediary fees receivable	(711,232)	(29,751)
Deferred income tax assets	(20,969)	(17,183)
Prepaid expenses and other assets	(26,413)	17,809
Payable to Parent for income taxes	(1,561,633)	1,864,743
Payable to Parent	138,148	762,389
Other liabilities	145,657	252
Net cash provided by (used in) operating activities	12,332,173	12,949,610
Cash flows from investing activities:		
Purchase of short-term investment	(986,133)	-
Maturities of short-term investment	986,133	1,957,165
Net cash provided by (used in) investing activities	-	1,957,165
Cash flows from financing activities:		
Dividends to Parent	(9,446,987)	(10,415,977)
Return of contributed capital	(2,721,453)	(1,057,023)
Net cash provided by (used in) financing activities	(12,168,440)	(11,473,000)
Net increase (decrease) in cash and cash equivalents	163,733	3,433,775
Cash and cash equivalents at beginning of year	8,278,807	4,845,032
Cash and cash equivalents at end of year	$ 8,442,540	$ 8,278,807
Supplemental cash flow disclosure:		
Noncash operating activity - capital contributions from Parent for:		
Provision for income taxes related to		
Member Firm Compensation Plan expense	$ 1,895,855	$ -
Additional provision for income taxes on a stand-alone basis	825,598	1,057,023
	$ 2,721,453	$ 1,057,023

See accompanying notes to financial statements.

(1)   Basis of Presentation and Significant Accounting Policies

(a)   Organization and Nature of Business

M Financial Securities Marketing, Inc. (the Company), an Oregon corporation, was incorporated on June 20, 2005. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the Parent). The Company commenced operations in November 2006.

(b)   Basis of Presentation

The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(c)   Revenue Recognition

Revenues from contracts with customers include intermediary fee income. The recognition and measurement of revenues is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, whether multiple performance obligations exist and whether constraints on variable consideration should be applied due to uncertain future events.

Intermediary Fee Income

The Company is engaged as a limited purpose broker-dealer, which primarily receives intermediary fees in the form of compensation from select direct writing life insurance companies and financial service providers (Financial Service Providers) for providing intermediary services that may be based upon the volume of premiums and type of variable insurance and other financial service products sold by Member Firms.

Intermediary fee income is recorded on an issue date basis as transactions occur. The Company believes that the performance obligation is satisfied on the issue date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Such revenues primarily arise from transactions in insurance and other financial service products.

(d)   Intermediary Fee Receivables

Management believes intermediary fees receivable at December 31, 2025 and 2024 are collectible; accordingly, no provision for uncollectible accounts has been recorded. Intermediary fee receivables are reviewed regularly for credit losses and if deemed necessary an allowance will be established.

(e)   Cash and Cash Equivalents

The Company's cash and cash equivalents consist of bank deposits, money market instruments, and investments, primarily commercial paper. For purposes of the Statements of Financial Condition and Cash Flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents. Amounts may exceed federally insured limits, but management does not believe that the Company is exposed to any significant risks.

(f)   Short-Term Investments

Short-term investments are comprised primarily of short-term commercial paper with a remaining maturity of greater than three months, but less than one year, when purchased, and are reported at amortized cost.

(g)   Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the income tax bases of assets and liabilities and their financial reporting amounts at each year-end, based upon statutory income tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred income tax assets, if any, to their estimated realizable values.

The Company recognizes and measures its unrecognized income tax benefits in accordance with Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized income tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2025 and 2024, the Company did not have any unrecognized income tax benefits.

(h)   Credit Losses

The Company accounts for estimated credit losses in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. The Company continually reviews the credit quality of its counterparties, and if deemed necessary, an allowance will be established. As of December 31, 2025 and 2024, no allowance for credit losses has been recorded.

(i)   Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Subsequent Events

The Company evaluated and noted no subsequent events or transactions that occurred from January 1, 2026 through February 27, 2026, the date these financial statements were issued, that would require recognition or disclosure in the financial statements.

(k) Recent Accounting Pronouncements

During December 2023, the Financial Accounting Standards Board (FASB) issued "Accounting Standards Update (ASU) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures". ASU No. 2023-09 enhances the transparency and decision usefulness of income tax disclosures. The amendments in this ASU require consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. ASU No. 2023-09 is effective for fiscal years beginning after December 15, 2024. The Company adopted the new standard effective January 1, 2025. The adoption of this standard did not have a material impact on the Company's results of operations, financial condition or cash flows, as the guidance primarily impacts disclosure requirements.

(2) Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness balance, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting regulatory net capital would be less than 5% of aggregate indebtedness. As of December 31, 2025 and 2024, the Company has regulatory net capital of $5,357,410 and $3,920,190, which is $5,152,107 and $3,629,698 in excess of its required net capital of $205,303 and $290,492, respectively. As of December 31, 2025 and 2024, the Company has a ratio of aggregate indebtedness to net capital of 0.57 to 1.00 and 1.11 to 1.00, respectively.

The Company is exempt from the provisions of Rule 15c3-3 under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company carries no customer accounts and, therefore, does not hold funds or securities for, or owe funds or securities to, customers.

(3) Related-Party Transactions

The Company's Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include, but are not limited to, those expenses related to shared occupancy, equipment, utilities, consulting, technology, employees, supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the Company. Such direct expenses include, but are not limited to, registrations, assessments, fees, taxes and outside professional services, which are specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2025 and 2024, $1,375,670 and $1,237,522, respectively, was payable to the Parent for expenses.

The Company currently earns net income to support its operations, however, the Parent has represented that in the event the Company may no longer have revenues large enough to fund its operations, the Parent will provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses and required net capital.

In cases where the Company has excess capital from operations it may pay dividends to its Parent. In 2025 and 2024, the Company paid dividends to its Parent of $12,168,440 and $11,473,000, respectively, a portion of which was treated as a return of contributed capital. In 2025 and 2024, the returns of contributed capital totaled $2,721,453 and $1,057,023, respectively, as a result of the Company's income tax sharing agreement with the Parent (note 4).

(4) Income Taxes

The Company is included in the consolidated federal income tax return and certain state income tax returns filed by its Parent. The Company also files its own separate income tax returns in various states. With few exceptions, the Company is no longer subject to examination by taxing authorities for years prior to 2022. For purposes of the financial statements, federal and state income taxes are calculated as if the Company filed separate federal and state income tax returns. The provisions for income taxes included in the Statements of Operations are as follows:

		2025		**2024**
Current	$	4,436,863	$	4,031,869
Deferred		(20,969)		(17,183)
	$	4,415,894	$	4,014,686

Reconciliations of the amounts computed by applying the statutory U.S. federal income tax rate of 21% in 2025 and 2024 to income before income taxes and the actual provisions for the years ended December 31, 2025 and 2024 are as follows:

		2025			**2024**	
Computed "expected" provision for income taxes	$	3,373,242	21.0%	$	2,794,893	21.0%
Change in provision for income taxes resulting from:						
State income taxes, net of U.S. federal income tax effects		961,693	6.0%		1,141,635	8.6%
Non-deductible and non-taxable items		80,959	0.5%		78,158	0.6%
Provision for income taxes	$	4,415,894	27.5%	$	4,014,686	30.2%

The Company has an income tax sharing agreement with the Parent. Under the income tax sharing agreement, the Company shall pay the Parent the amount of federal income tax, if any, that the Company would have paid had the Company filed a separate federal income tax return for such year. As of December 31, 2025 and 2024, $1,557,325 and $3,118,958, respectively, is payable to the Parent for income taxes. Also under this agreement, the Company's income taxes payable to the Parent shall be calculated by taking into account the Company's allocated share based on a stand-alone calculation of the Parent's Member Firm Compensation Plan (MFCP) expense that would have been generated by the Company had the Company filed its income tax return separately. The income tax related to the MFCP expense is not included in the Company's provision for income taxes calculation but is treated as a capital contribution from the Parent and as a reduction in the payable for income taxes in accordance with the separate income tax return allocation methodology. This contribution of capital was $1,895,855 for the year ended December 31, 2025, and was not applicable for the year ended December 31, 2024.

In addition, the Company's provision for income taxes is calculated on both a stand-alone basis and on a consolidated basis. The Company records the stand-alone basis provision for income taxes. The difference between the stand-alone basis provision for income taxes calculation and the consolidated basis provision for income taxes calculation is treated as a capital contribution from the Parent. This contribution of capital is a noncash transaction in the amounts of $825,598 and $1,057,023 for the years ended December 31, 2025 and 2024, respectively.

The temporary differences that give rise to deferred income tax assets as of December 31, 2025 and 2024 relate to the following:

	2025	2024
Deferred income tax assets:		
Lease liability	$ 36,712	$ 18,213
Deferred state income taxes, net of federal income tax effect	10,018	7,546
Net deferred income tax assets	$ 46,730	$ 25,759

The Company believes that the deferred income tax assets listed above are fully recoverable and, accordingly, no valuation allowance has been recorded. The Company bases its assessment as to the realizability of the deferred income tax assets on available evidence including historical and projected operating results, estimated reversals of temporary differences and, where applicable, tax planning strategies. Estimates as to the realizability of deferred income tax assets are subject to change.

The Company adopted ASU No. 2023-09 in 2025 and applied the amendments retrospectively to the periods presented. Under this guidance, income taxes paid are required to be disaggregated by federal, state, and foreign jurisdictions. Income taxes paid for the years presented are as follows:

	2025	2024
Income taxes paid:		
Federal income taxes paid	$ 2,861,325	$ 1,067,378
State income taxes paid	439,307	42,726
Total income taxes paid	$ 3,300,632	$ 1,110,104

The Company did not have any individual jurisdiction in which income taxes paid exceeded 5% of total income taxes paid for the year. Pennsylvania, Missouri, North Carolina, Alabama, Georgia, Maryland, Indiana, Mississippi, and South Carolina compiled the majority of the state income taxes paid in 2025.

(5) Segment Reporting

The Company is engaged as a limited purpose broker-dealer, which primarily receives intermediary fees in the form of compensation from select direct writing life insurance companies and Financial Service Providers. The Company has identified its President and Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's most significant expenses are the Employee Compensation and Benefits expenses.

(6) Concentrations

(a) Credit Risk

The Company is engaged in various activities in which counterparties primarily include Financial Service Providers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(b) Major Customers

For the years ended December 31, 2025, and 2024, three carriers represented approximately 80% and 75% of the Company's revenue, respectively. For the years ended December 31, 2025, and 2024, two customers represented approximately 85% and 67% of the Company's Intermediary Fee Receivables, respectively.

(7) Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company, which consist of cash, cash equivalents and short-term investments, are reported in the Statements of Financial Condition at carrying values that approximate fair values, because of the short maturities of the instruments.

(8) Commitments and Contingencies

The Company, its Parent, and its Parent's subsidiaries, in common with the insurance industry in general, may be subject to litigation in the normal course of their business. Currently there is no known litigation involving the Company. The Company is also unaware of any pending litigation.

(9) Regulatory Matters

As a regulated entity, the Company may be subject to certain audits, examinations, reviews, etc., by various regulatory agencies in the ordinary course of its business.

In April 2024, FINRA conducted a routine examination of the Company. The examination was closed in September 2024 with no material findings.

Uncertainty regarding pending and future laws and regulations may have impacts on the Company's business in ways which cannot be anticipated or planned for, and which may have further impacts on the Company's products and services, cash flows, and results of operation.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

M FINANCIAL SECURITIES MARKETING, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule I – Computation of Net Capital under

Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2025

Computation of net capital:

Total stockholder's equity in the Statement of Financial Condition	$	6,801,205
Less nonallowable assets:		
Intermediary fee receivables		1,347,732
Deferred income tax assets		46,730
Prepaid expenses and other assets		43,751
Net capital before haircut on short-term investments		5,362,992
Haircut on short-term investments		(5,582)
Net capital	$	5,357,410

Computation of aggregate indebtedness:

Liabilities in the Statement of Financial Condition:		
Payable to Parent for income taxes	$	1,557,325
Payable to Parent		1,375,670
Other liabilities		146,553
Aggregate indebtedness	$	3,079,548

Computation of basic net capital requirement:

Minimum dollar net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	205,303
Excess net capital	$	5,152,107
Ratio of aggregate indebtedness to net capital		0.57 to 1.00

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2025, as amended.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule II – Computation for Determination of Reserve Requirement and
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company carries no customer accounts and, therefore, does not hold funds or securities for, or owe funds or securities to, customers.